Exhibit 4


                                   Letterhead


For Immediate Release:              Contact:  Julie E. Collins, CFO
                                                     (602) 483-0006


SCOTTSDALE, Arizona (October 6, 1997) - Continental Homes Holding Corp. (NYSE:
CON) today announced that on October 3, 1997, during a Board meeting held to discuss an offer from another homebuilding company, Donald R. Loback resigned as a Director, Chairman and CEO of Continental Homes Holding Corp. In addition, William Steinberg and Peter D. O'Connor also resigned from the Board. During the Board meeting, these three directors expressed a strong preference for pursuing this offer.

Following the resignations, the Board determined not to pursue the other company's offer at the present time. The Board also determined to pursue all strategic alternatives, including a sale of the Company, in order to maximize shareholder value. Smith Barney has been retained to assist the Board in this review.

Bradley S. Anderson, an outside Director, has been elected Interim Chairman and
W. Thomas Hickcox, President and Chief Operating Officer has been named Chief Executive Officer of the Company. Mr. Anderson has been a director of the Company since 1993. Mr. Hickcox has been employed by the Company since 1985 and President and Chief Operating Officer since September 1995. Mr. Hickcox stated that "these changes will in no way affect the strong performance of our operations due to the depth and experience of our management team."

Continental Homes designs, constructs, sells and finances single-family homes in Phoenix, Arizona; Austin, San Antonio and Dallas, Texas; Denver, Colorado; South Florida and Southern California.

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